Exhibit 99.1

Tricon Reports Q2 2023 Results Driven by Strong Housing Fundamentals

TORONTO--(BUSINESS WIRE)--August 8, 2023--Tricon Residential Inc. (NYSE: TCN, TSX: TCN) ("Tricon" or the "Company"), an owner and operator of single-family rental homes in the U.S. Sun Belt and multi-family rental apartments in Canada, announced today its consolidated financial results for the six months ended June 30, 2023.

All financial information is presented in U.S. dollars unless otherwise indicated.

The Company reported strong operational and financial results in the second quarter, including the following highlights:

  Net income from continuing operations was $46.8 million in Q2 2023; basic and diluted earnings per share from continuing operations were $0.17 and $0.16, respectively;
  Core funds from operations ("Core FFO") for Q2 2023 decreased by 17.5% year-over-year to $42.1 million and Core FFO decreased by 12.5% year-over-year to $0.14. Net Operating Income ("NOI") growth of 14.9% was offset by the loss of Core FFO contribution from the U.S. multi-family rental portfolio which was sold in Q4 2022, lower performance fees and higher borrowing costs to support the expansion of the SFR portfolio;1
  Same home NOI growth for the single-family rental portfolio in Q2 2023 was 6.3% year-over-year and same home NOI margin was 68.2%. Same home operating metrics remained strong, including occupancy of 97.5%, annualized turnover of 19.2% and blended rent growth of 7.4% (comprised of new lease rent growth of 9.8% and renewal rent growth of 6.6%);1
  In response to strong resident demand, the Company acquired 805 homes during the quarter at an average price of $326,000 per home (including up-front renovations) for a total acquisition cost of $263 million, of which Tricon's proportionate share was $137 million;
  Positive rent trends continued into the third quarter, with same home rent growth of 7.2% in July 2023, including 8.2% growth on new leases and 6.8% growth on renewals, while same home occupancy was stable at 97.2% and same home turnover was at 21.0%; and
  On July 11, 2023, Tricon closed a new securitization involving the issuance and sale of five classes of fixed-rate pass-through certificates with a face amount of approximately $416 million, a weighted average yield of approximately 5.86% and a term to maturity of five years, secured indirectly by a pool of 2,116 single-family rental homes within SFR-JV2. The transaction proceeds were primarily used to pay down the existing short-term SFR JV-2 variable-rate debt.

"Tricon's solid Q2 reflects our resident-first approach, our focus on operational excellence, and our commitment to providing access to quality rental homes in good neighborhoods as part of the solution to America’s acute housing supply shortage,” said Gary Berman, President and CEO of Tricon. “In Q2 we continued to receive a high volume of applications for our homes and maintained nearly-full same home occupancy of 97.5% while achieving low same home resident turnover of 19.2% and industry leading same home NOI growth of 6.3%. In order to meet this demand for high quality and affordable housing, we continued on our path of responsible growth by acquiring and renovating 805 homes and recently completed a securitization transaction at an attractive cost of financing given the current rate environment."

Gary Berman continued, "As we look ahead to the second half of the year, we expect home prices to remain firm amidst near record low inventory and financing costs to remain elevated. In response to these market conditions, we have decided to moderate our pace of acquisitions to approximately 400 homes per quarter and to complete the investment programs of JV-2 and JV-HD by the end of the year with lower leverage parameters. We continue to see strong demand for our homes, and coupled with our cost containment initiatives, expect to deliver same home NOI growth of 6-7% and Core FFO per share of $0.55 to $0.58 for the full year, consistent with the mid-point of our prior Core FFO expectations.”

Financial Highlights

For the periods ended June 30	Three months		Six months
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2023	2022	2023	2022

Financial highlights on a consolidated basis
Net income from continuing operations, including:	$46,768	$405,604	$76,169	$555,728
Fair value gain on rental properties	123,752	395,835	135,646	695,407

Basic earnings per share attributable to shareholders of Tricon from continuing operations	0.17	1.47	0.26	2.02
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	0.16	0.82	0.26	1.41

Net income from discontinued operations	—	11,256	—	24,589
Basic earnings per share attributable to shareholders of Tricon from discontinued operations	—	0.04	—	0.09
Diluted earnings per share attributable to shareholders of Tricon from discontinued operations	—	0.03	—	0.08

Dividends per share	$0.058	$0.058	$0.116	$0.116

Weighted average shares outstanding - basic	273,787,761	274,598,588	273,789,959	274,345,001
Weighted average shares outstanding - diluted	275,565,254	311,913,232	275,584,117	311,929,796

Non-IFRS(1) measures on a proportionate basis
Core funds from operations ("Core FFO")	$42,053	$51,009	$84,209	$94,044
Adjusted funds from operations ("AFFO")	33,760	40,730	66,808	74,388

Core FFO per share(2)	0.14	0.16	0.27	0.30
AFFO per share(2)	0.11	0.13	0.22	0.24

(1) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.

(2) Core FFO per share and AFFO per share are calculated using the total number of weighted average potential dilutive shares outstanding, including the assumed exchange of preferred units issued by Tricon PIPE LLC, which were 310,328,235 and 311,929,796, for the three and six months ended June 30, 2023 and 311,913,232 and 311,929,796, for the three and six months ended June 30, 2022, respectively.

Net income from continuing operations in the second quarter of 2023 was $46.8 million compared to $405.6 million in the second quarter of 2022, and included:

  Fair value gain on rental properties of $123.8 million compared to $395.8 million in the second quarter of 2022, attributable to a moderation in home price appreciation within the single-family rental portfolio given the current climate of higher mortgage rates and economic uncertainty.
  Revenue from single-family rental properties of $197.5 million compared to $155.1 million in the second quarter of 2022, driven primarily by growth of 10.0% in the single-family rental portfolio to 36,767 homes, a 7.3% year-over-year increase in average effective monthly rent (from $1,670 to $1,792) and a 1.0% increase in total portfolio occupancy to 95.6%.
  Direct operating expenses of $65.0 million compared to $50.7 million in the second quarter of 2022, primarily reflecting an expansion in the rental portfolio and higher property tax expenses associated with increasing property value assessments, as well as general cost and labor market inflationary pressures.
  Revenue from strategic capital services (previously reported as Revenue from private funds and advisory services) of $10.8 million compared to $20.4 million in the second quarter of 2022, attributable to lower performance fees earned from the Company's legacy for-sale housing projects, along with lower asset management fees and property management fees earned following the sale of Tricon's remaining interest in the U.S. multi-family rental portfolio in the fourth quarter of 2022.

Net income from continuing operations for the six months ended June 30, 2023 was $76.2 million compared to $555.7 million for the period ended June 30, 2022, and included:

  Fair value gain on rental properties of $135.6 million compared to $695.4 million in the prior year for the same reasons discussed above.
  Revenue from single-family rental properties of $386.0 million and direct operating expenses of $127.1 million compared to $293.9 million and $96.3 million in the prior year, respectively, which translated to a net operating income ("NOI") increase of $61.2 million, attributable to the continued expansion of the single-family rental portfolio and strong rent growth.
  Revenue from strategic capital services of $25.9 million compared to $32.8 million in the prior year, for the reasons discussed above, partially offset by higher Johnson development fees from large commercial land bulk sales in the first quarter of 2023.

Core FFO for the second quarter of 2023 was $42.1 million, a decrease of $9.0 million or 18% compared to $51.0 million in the second quarter of 2022. The change was driven by higher borrowing costs incurred to support the expansion of the SFR portfolio, a loss of NOI and fee income from the disposition of the U.S. multi-family rental portfolio, lower acquisition fees associated with acquiring fewer SFR homes and lower performance fees. These items were partially offset by NOI growth in the SFR business and stronger results from U.S. residential developments. During the six months ended June 30, 2023, Core FFO decreased by $9.8 million or 10% to $84.2 million compared to $94.0 million in the prior period, for the reasons noted above.

AFFO for the three and six months ended June 30, 2023 was $33.8 million and $66.8 million, respectively, a decrease of $7.0 million (17%) and $7.6 million (10%) from the same periods in the prior year. This change in AFFO was driven by the decrease in Core FFO discussed above, partially offset by lower recurring capital expenditures as a result of disciplined cost containment and scoping refinement when turning homes and the absence of recurring capital expenditures from the U.S. multi-family rental portfolio following its sale.

Single-Family Rental Operating Highlights

The measures presented in the table below and throughout this press release are on a proportionate basis, reflecting only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests, unless otherwise stated. A list of these measures, together with a description of the information each measure reflects and the reasons why management believes the measure to be useful or relevant in evaluating the underlying performance of the Company’s businesses, is set out in Section 6 of Tricon's MD&A.

For the periods ended June 30	Three months		Six months
(in thousands of U.S. dollars, except percentages and homes)	2023	2022	2023	2022

Total rental homes managed			37,162	33,587
Total proportionate net operating income (NOI)(1)	$77,198	$67,187	$151,800	$130,478
Total proportionate net operating income (NOI) growth(1)	14.9%	24.3%	16.3%	23.5%
Same home net operating income (NOI) margin(1)	68.2%	68.4%	68.8%	68.5%
Same home net operating income (NOI) growth(1)	6.3%	N/A	6.2%	N/A
Same home occupancy	97.5%	98.0%	97.4%	97.9%
Same home annualized turnover	19.2%	18.9%	17.7%	17.5%
Same home average quarterly rent growth - renewal	6.6%	6.3%	6.6%	6.3%
Same home average quarterly rent growth - new move-in	9.8%	18.0%	10.0%	17.8%
Same home average quarterly rent growth - blended	7.4%	8.4%	7.3%	8.4%

(1) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.

Single-family rental NOI was $77.2 million for the second quarter of 2023, an increase of $10.0 million or 14.9% compared to the same period in 2022. The growth in NOI was primarily attributable to a $13.6 million or 14.4% increase in rental revenues as a result of a 7.3% increase in the average monthly rent ($1,792 in Q2 2023 vs. $1,670 in Q2 2022) and 3.6% portfolio growth (Tricon's proportionate share of rental homes was 21,656 in Q2 2023 compared to 20,910 in Q2 2022), and a 1% increase in occupancy (95.6% in Q2 2023 compared to 94.6% in Q2 2022). This favorable growth in rental revenue was partially offset by a $3.4 million or 10.6% increase in direct operating expenses reflecting incremental costs associated with a larger portfolio of homes, higher property taxes from increased assessed property values, increased homeowners' association (HOA) dues and higher other direct costs associated with smart-home technology and higher utility rates.

Single-family rental same home NOI growth was 6.3% in the second quarter of 2023, compared to the same period last year. This favorable change was driven by a 6.6% increase in rental revenue as a result of a 6.7% higher average monthly rent ($1,733 in Q2 2023 compared to $1,624 in Q2 2022), an improvement in bad debt (0.9% in Q2 2023 compared to 1.8% in Q2 2022) and slightly lower occupancy (97.5% in Q2 2023 compared to 98.0% in Q2 2022). Same home operating expense increased by 7.2%, attributable to a 9.9% increase in property taxes, partially offset by lower turnover, repairs and maintenance expenses through effective cost containment efforts.

Single-Family Rental Investment Activity

The Company expanded its single-family rental portfolio during the quarter by acquiring 805 homes (247 wholly-owned homes for $81.3 million and 558 homes owned through joint ventures for $181.4 million) bringing its total managed portfolio to 37,162 homes. The homes were purchased at an average cost per home of $326,000, including up-front renovations, for a total acquisition cost of $263 million, of which Tricon's share was approximately $137 million.

During the quarter, Tricon also disposed of 201 homes for a total of $70.1 million (193 wholly-owned homes for $67.7 million and eight homes owned through joint ventures for $2.4 million), at an average price of $349,000 per home. Tricon's proportionate share of dispositions was approximately $68.4 million. Tricon expects to continue disposing of non-core homes as a means of recycling capital towards acquisition of newer homes in its core markets.

Adjacent Residential Businesses Highlights

Quarterly highlights of the Company's adjacent residential businesses include:

  In the Canadian multi-family business, The Selby's occupancy and annualized turnover remained stable at 97.8% and 32.0%, respectively, buoyed by supportive demand fundamentals. Blended rent growth moderated to 7.0% during the quarter, in part driven by a reduction in the number of leases being renewed that had low pandemic-era rents or lease incentives in place. Overall leasing activity remained steady and new-lease rent growth remained robust;
  In Tricon's Canadian residential development portfolio, The Taylor continued to approach lease-up stabilization, with 89% of the building leased at an average monthly rent of C$4.63 per square foot. Construction at The Ivy and Maple House (Block 8) continued to progress, with first occupancy anticipated in the latter half of 2023;
  The City of Toronto selected a joint venture between Tricon and its partner, Kilmer Group, to develop a 29-story, 725-unit purpose-built rental apartment community ("KT Housing Now") in Toronto's Etobicoke City Center neighborhood. This apartment community, which will be built to meet zero-carbon sustainability standards, will offer 70% of its units at market rental rates and 30% at rents set at 80% of the City of Toronto's average monthly rent, adding much- needed affordable housing supply for workforce families. The project is eligible for the Canada Mortgage and Housing Corporation's ("CMHC") Rental Construction Financing Initiative, which provides attractive financing terms to rental housing projects that meet certain affordability criteria; and
  Tricon's investments in U.S. residential developments generated $4.1 million of distributions to the Company in Q2 2023.

Change in Net Assets

Tricon's net assets were $3.8 billion at June 30, 2023, increasing by $44 million when compared to $3.8 billion as at March 31, 2023. Tricon's book value (net assets) per common share outstanding increased by 1% sequentially or 7% year-over-year to $14.09 (C$18.66) as at June 30, 2023.

Balance Sheet and Liquidity

Tricon's liquidity consists of a $500 million corporate credit facility with approximately $342 million of undrawn capacity as at June 30, 2023. The Company also had approximately $120 million of unrestricted cash on hand, resulting in total liquidity of $462 million.

As at June 30, 2023, Tricon’s pro-rata net debt (excluding exchangeable instruments) was $2.8 billion, reflecting a pro-rata net debt to assets ratio of 36.2%. For the three months ended June 30, 2023, Tricon's pro-rata net debt to Adjusted EBITDAre ratio was 8.3x.1

2023 Guidance Update

The Company updated its guidance for the current fiscal year, including tightening the range of expected same home metrics and Core FFO per share, while maintaining the midpoint of Core FFO per share guidance. The Company also updated its acquisitions guidance to reflect a smaller number of homes to be acquired in 2023 but with a similar equity contribution as previously expected, to allow for completion of the investment programs of SFR JV-2 and JV-HD with lower overall leverage parameters.

For the year ended December 31	Current 2023 Guidance			Previous 2023 Guidance			Update Drivers

Core FFO per share	$0.55	-	$0.58	$0.54	-	$0.59	Tightening of prior guidance range to reflect strong operating fundamentals partly offset by lower acquisition fees

Same home revenue growth	6.0%	-	7.0%	6.0%	-	7.5%

Tightening of prior guidance range to reflect:

  Lower resident turnover resulting in slightly lower rent growth and ancillary revenues

  Elevated property tax expense offset by lower turnover and successful reduction of other controllable expenses

Same home expense growth	6.0%	-	7.0%	6.0%	-	7.5%
Same home NOI growth	6.0%	-	7.0%	6.5%	-	7.5%
Single-family rental acquisitions (homes)(1)	~2,000			2,000	-	4,000	Slower pace of acquisitions to allow for completion of JV-2 and JV-HD investment programs with lower leverage parameters
Single-family rental acquisitions ($ in billions)(1)	~$0.7			$0.7	-	$1.4

(1) Single-family rental acquisition costs include initial purchase price, closing costs and up-front renovation costs. These acquisition home counts and costs are presented on a consolidated basis and Tricon's share represents approximately 30%.

Note: Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. Refer to the “Non-IFRS Measures” section and Section 6 of the Company's MD&A for definitions. See also the “Forward-Looking Information” section of this press release, as the figures presented above are considered to be “financial outlook” for purposes of applicable securities laws and may not be appropriate for purposes other than to understand management’s current expectations relating to the future of the Company. The reader is cautioned that this information is forward-looking and actual results may vary materially from those reported. Although the Company believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The Company reviews its key assumptions regularly and may change its outlook on a going-forward basis if necessary.

Quarterly Dividend

On August 8, 2023, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after October 15, 2023 to shareholders of record on September 30, 2023.

Tricon’s dividends are designated as eligible dividends for Canadian tax purposes in accordance with subsection 89(14) of the Income Tax Act (Canada), and any applicable corresponding provincial and territorial legislation. Tricon has a Dividend Reinvestment Plan (“DRIP”) which allows eligible shareholders of the Company to reinvest their cash dividends in additional common shares of the Company. Common shares issued pursuant to the DRIP in connection with the announced dividend will be issued from treasury at a 1% discount from the market price, as defined in the DRIP. Participation in the DRIP is optional and shareholders who do not participate in the plan will continue to receive cash dividends. A complete copy of the DRIP is available in the Investors section of Tricon’s website at www.triconresidential.com.

Conference Call and Webcast

Management will host a conference call at 11 a.m. ET on Wednesday, August 9, 2023 to discuss the Company’s results. Please call (888) 550-5422 or (646) 960-0676 (Conference ID #3699415). The conference call will also be accessible via webcast at www.triconresidential.com (Investors - News & Events). A replay of the call will be available from 2 p.m. ET on August 9, 2023 until midnight ET, on September 9, 2023. To access the replay, call (800) 770-2030 or (647) 362-9199, followed by Conference ID #3699415.

This press release should be read in conjunction with the Company’s Interim Financial Statements and Management’s Discussion and Analysis (the "MD&A") for the three and six months ended June 30, 2023, which are available on Tricon’s website at www.triconresidential.com and have been filed on SEDAR (www.sedar.com) as well as with the SEC as part of the Company’s annual report filed on form 40-F. The financial information therein is presented in U.S. dollars. Shareholders have the ability to receive a hard copy of the complete audited Financial Statements free of charge upon request.

The Company has also made available on its website supplemental information for the three and six months ended June 30, 2023. For more information, visit www.triconresidential.com.

About Tricon Residential Inc.

Tricon Residential Inc. (NYSE: TCN, TSX: TCN) is an owner and operator of a growing portfolio of approximately 37,000 single-family rental homes in the U.S. Sun Belt and multi-family apartments in Canada. Our commitment to enriching the lives of our employees, residents and local communities underpins Tricon’s culture and business philosophy. We provide high-quality rental housing options for families across the United States and Canada through our technology-enabled operating platform and dedicated on-the-ground operating teams. Our development programs are also delivering thousands of new rental homes and apartments as part of our commitment to help solve the housing supply shortage. At Tricon, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

* * * *

Forward-Looking Information

This news release contains forward-looking statements pertaining to expected future events, financial and operating results, and projections of the Company, including statements related to targeted financial performance and leverage; the Company's growth plans; the pace, availability and pricing of anticipated home acquisitions; anticipated rent growth, fee income and other revenue; development plans, costs and timelines; and the impact of such factors on the Company. Such forward-looking information and statements involve risks and uncertainties and are based on management’s current expectations, intentions and assumptions in light of its understanding of relevant current market conditions, its business plans, and its prospects. If unknown risks arise, or if any of the assumptions underlying the forward-looking statements prove incorrect, actual results may differ materially from management expectations as projected in such forward-looking statements. Examples of such risks include, but are not limited to, the Company's inability to execute its growth strategies; the impact of changing economic and market conditions, increasing competition and the effect of fluctuations and cycles in the Canadian and U.S. real estate markets; changes in the attitudes, financial condition and demand of the Company's demographic markets; rising interest rates and volatility in financial markets; the potential impact of reduced supply of labor and materials on expected costs and timelines; rates of inflation and economic uncertainty; developments and changes in applicable laws and regulations; and the aftermath of COVID-19. Accordingly, although the Company believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Certain statements included in this press release, including with respect to 2023 guidance for Core FFO per share and same home metrics, are considered to be financial outlook for purposes of applicable securities laws, and as such, the financial outlook may not be appropriate for purposes other than to understand management’s current expectations relating to the future of the Company, as disclosed in this press release. These forward-looking statements have been approved by management to be made as at the date of this press release. Although the forward-looking statements contained in this presentation are based upon what management currently believes to be reasonable assumptions (including in particular the revenue growth, expense growth and portfolio growth assumptions set out herein (which themselves are based on, respectively: assumed ancillary revenue growth and continuing favorable market rent growth; increased internalization of maintenance activity and increased management efficiencies accompanying portfolio growth; and the availability of SFR homes meeting the Company’s acquisition objectives), there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement.

Non-IFRS Measures

The Company has included herein certain non-IFRS financial measures and non-IFRS ratios, including, but not limited to: "proportionate" metrics, net operating income ("NOI"), NOI margin, funds from operations ("FFO"), core funds from operations ("Core FFO"), adjusted funds from operations ("AFFO"), Core FFO per share, AFFO per share, Adjusted EBITDAre as well as certain key indicators of the performance of our businesses which are supplementary financial measures. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance. We utilize these measures in managing our business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with our debt covenants. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under and do not have any standardized meaning prescribed by IFRS as issued by the IASB, and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, securities regulations require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The calculation and reconciliation of the non-IFRS financial measures and the requisite disclosure for non-IFRS ratios used herein are provided in Appendix A below. The definitions of the Company’s Non-IFRS measures are provided in the "Glossary and Defined Terms" section as well as Section 6 of Tricon's MD&A.

The non-IFRS financial measures, non-IFRS ratios and supplementary financial measures presented herein should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

Appendix A - Reconciliations

RECONCILIATION OF NET INCOME TO FFO, CORE FFO AND AFFO

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Net income from continuing operations attributable to Tricon's shareholders	$45,335	$404,579	$(359,244)	$72,294	$553,593	$(481,299)

Fair value gain on rental properties	(123,752)	(395,835)	272,083	(135,646)	(695,407)	559,761
Fair value gain on Canadian development properties	—	(874)	874	—	(874)	874
Fair value loss (gain) on derivative financial instruments and other liabilities	19,569	(156,487)	176,056	16,460	(127,125)	143,585
Limited partners' share of FFO adjustments	64,017	109,887	(45,870)	70,614	195,883	(125,269)
FFO attributable to Tricon's shareholders	$5,169	$(38,730)	$43,899	$23,722	$(73,930)	$97,652

Core FFO from U.S. and Canadian multi-family rental	195	2,505	(2,310)	386	4,826	(4,440)
Income from equity-accounted investments in multi-family rental properties	(202)	(170)	(32)	(350)	(330)	(20)
(Income) loss from equity-accounted investments in Canadian residential developments	(869)	98	(967)	(292)	113	(405)
Current income tax adjustment	1,900	—	1,900	1,900	—	1,900
Deferred income tax expense	12,135	56,125	(43,990)	14,124	100,468	(86,344)
Interest on Due to Affiliate	4,246	4,246	—	8,491	8,532	(41)
Amortization of deferred financing costs, discounts and lease obligations	6,375	4,603	1,772	11,488	8,645	2,843
Equity-based, non-cash and non-recurring compensation(1)	4,241	18,845	(14,604)	7,217	38,794	(31,577)
Other adjustments	8,863	3,487	5,376	17,523	6,926	10,597
Core FFO attributable to Tricon's shareholders	$42,053	$51,009	$(8,956)	$84,209	$94,044	$(9,835)

Recurring capital expenditures(2)	(8,293)	(10,279)	1,986	(17,401)	(19,656)	2,255
AFFO attributable to Tricon's shareholders	$33,760	$40,730	$(6,970)	$66,808	$74,388	$(7,580)

(1) Includes performance fees expense, which is accrued based on changes in the unrealized carried interest liability of the underlying Investment Vehicles and hence is added back to Core FFO as a non-cash expense. Performance fees are paid and deducted in arriving at Core FFO only when the associated fee revenue has been realized.

(2) Recurring capital expenditures represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated. Capital expenditures related to renovations or value-enhancement are excluded from recurring capital expenditures.

RECONCILIATION OF SINGLE-FAMILY RENTAL TOTAL AND SAME HOME NOI

For the periods ended June 30	Three months		Six months
(in thousands of U.S. dollars)	2023	2022	2023	2022

Net operating income (NOI), proportionate same home portfolio	$56,028	$52,704	$111,696	$105,180
Net operating income (NOI), proportionate non-same home	21,170	14,483	40,104	25,298
Net operating income (NOI), proportionate total portfolio	77,198	67,187	151,800	130,478
Limited partners' share of NOI(1)	55,257	37,209	107,057	67,191
Net operating income from single-family rental properties per financial statements	$132,455	$104,396	$258,857	$197,669
(1) Represents the limited partners' interest in the NOI from SFR JV-1, SFR JV-2 and SFR JV-HD.

RECONCILIATION OF PROPORTIONATE TOTAL PORTFOLIO GROWTH METRICS

For the three months ended June 30
(in thousands of U.S. dollars)	2023	2022	Variance	% Variance

Total revenue from rental properties	$113,311	$99,852	$13,459	13.5%
Total direct operating expenses	36,113	32,665	3,448	10.6%

Net operating income (NOI)(1)	$77,198	$67,187	$10,011	14.9%
Net operating income (NOI) margin(1)	68.1%	67.3%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definitions.
For the six months ended June 30
(in thousands of U.S. dollars)	2023	2022	Variance	% Variance

Total revenue from rental properties	$224,181	$194,411	$29,770	15.3%
Total direct operating expenses	72,381	63,933	8,448	13.2%

Net operating income (NOI)(1)	$151,800	$130,478	$21,322	16.3%
Net operating income (NOI) margin(1)	67.7%	67.1%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definitions.
RECONCILIATION OF PROPORTIONATE SAME HOME GROWTH METRICS

For the three months ended June 30
(in thousands of U.S. dollars)	2023	2022	Variance	% Variance

Total revenue from rental properties	$82,106	$77,033	$5,073	6.6%
Total direct operating expenses	26,078	24,329	1,749	7.2%

Net operating income (NOI)(1)	$56,028	$52,704	$3,324	6.3%
Net operating income (NOI) margin(1)	68.2%	68.4%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definitions.
For the six months ended June 30
(in thousands of U.S. dollars)	2023	2022	Variance	% Variance

Total revenue from rental properties	$162,248	$153,480	$8,768	5.7%
Total direct operating expenses	50,552	48,300	2,252	4.7%

Net operating income (NOI)(1)	$111,696	$105,180	$6,516	6.2%
Net operating income (NOI) margin(1)	68.8%	68.5%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definitions.

PROPORTIONATE BALANCE SHEET

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise specified)	Rental portfolio	Development portfolio	Corporate assets and liabilities	Tricon proportionate results	IFRS reconciliation	Consolidated results/Total
	A	B	C	D = A+B+C	E	D+E

Assets
Rental properties	$6,980,346	$—	$—	$6,980,346	$4,952,989	$11,933,335
Equity-accounted investments in multi-family rental properties	21,422	—	—	21,422	—	21,422
Equity-accounted investments in Canadian residential developments	—	116,052	—	116,052	—	116,052
Canadian development properties	—	157,597	—	157,597	—	157,597
Investments in U.S. residential developments	—	145,690	—	145,690	—	145,690
Restricted cash	68,465	248	12,274	80,987	80,498	161,485
Goodwill, intangible and other assets	2,885	—	137,671	140,556	4,970	145,526
Deferred income tax assets	41,218	—	33,862	75,080	—	75,080
Cash	65,538	744	1,925	68,207	52,180	120,387
Other working capital items(1)	10,843	2,116	35,643	48,602	8,993	57,595
Total assets	$7,190,717	$422,447	$221,375	$7,834,539	$5,099,630	$12,934,169

Liabilities
Debt	2,616,799	38,886	170,055	2,825,740	3,001,805	5,827,545
Due to Affiliate	—	—	259,563	259,563	—	259,563
Other liabilities(2)	161,141	5,621	137,239	304,001	2,097,825	2,401,826
Deferred income tax liabilities	—	—	606,716	606,716	—	606,716
Total liabilities	$2,777,940	$44,507	$1,173,573	$3,996,020	$5,099,630	$9,095,650

Non-controlling interest	—	—	4,713	4,713	—	4,713

Net assets attributable to Tricon's shareholders	$4,412,777	$377,940	$(956,911)	$3,833,806	$—	$3,833,806

Net assets per share(3)	$16.21	$1.39	$(3.51)	$14.09
Net assets per share (CAD)(3)	$21.46	$1.84	$(4.65)	$18.65
(1) Other working capital items include amounts receivable and prepaid expenses and deposits.

(2) Other liabilities include long-term incentive plan, performance fees liability, derivative financial instruments, other liabilities, limited partners' interests, dividends payable, resident security deposits and amounts payable and accrued liabilities.

(3) As at June 30, 2023, common shares outstanding were 272,171,019 and the USD/CAD exchange rate was 1.3240.

TOTAL AUM

	June 30, 2023		December 31, 2022
(in thousands of U.S. dollars)	Balance	% of total AUM	Balance	% of total AUM

Third-party AUM	$8,292,044	50.8%	$8,120,344	50.7%
Principal AUM	8,037,876	49.2%	7,882,908	49.3%
Total AUM	$16,329,920	100.0%	$16,003,252	100.0%
RECONCILIATION OF NET INCOME TO ADJUSTED EBITDAre

(in thousands of U.S. dollars)	Total proportionate results	IFRS reconciliation	Consolidated results/Total

For the three months ended June 30, 2023
Net income attributable to Tricon's shareholders from continuing operations	$45,335	$—	$45,335
Interest expense	37,775	41,599	79,374
Current income tax expense	782	—	782
Deferred income tax expense	12,135	—	12,135
Amortization and depreciation expense	4,157	—	4,157
Fair value gain on rental properties	(58,614)	(65,138)	(123,752)
Fair value loss on derivative financial instruments and other liabilities	18,448	1,121	19,569
Look-through EBITDAre adjustments from non-consolidated affiliates	(338)	—	(338)
EBITDAre, consolidated	$59,680	$(22,418)	$37,262

Equity-based, non-cash and non-recurring compensation	4,241	—	4,241
Other adjustments(1)	7,066	(1,088)	5,978
Limited partners' share of EBITDAre adjustments	—	23,506	23,506
Non-controlling interest's share of EBITDAre adjustments	(158)	—	(158)
Adjusted EBITDAre	$70,829	$—	$70,829

Adjusted EBITDAre (annualized)			283,316
(1) Includes the following adjustments:
(in thousands of U.S. dollars)	Proportionate	IFRS reconciliation	Consolidated

Transaction costs	$2,037	$(1,088)	$949
Realized and unrealized foreign exchange gain	(163)	—	(163)
Non-recurring general and administration expense	6,635	—	6,635
Lease payments on right-of-use assets	(1,443)	—	(1,443)
Total other adjustments	$7,066	$(1,088)	$5,978

PRO-RATA ASSETS

Tricon's pro-rata assets include its share of total assets of non-consolidated entities on a look-through basis, which are shown as equity-accounted investments on its proportionate balance sheet.

(in thousands of U.S. dollars)	June 30, 2023

Pro-rata assets of consolidated entities(1)	$7,697,065

Canadian multi-family rental properties	39,955
Canadian residential developments(2)	291,335
Pro-rata assets of non-consolidated entities	331,290

Pro-rata assets, total	$8,028,355
Pro-rata assets (net of cash), total(3)	$7,872,860

(1) Includes proportionate total assets presented in the proportionate balance sheet table above excluding equity-accounted investments in multi-family rental properties and equity-accounted investments in Canadian residential developments.

(2) Excludes right-of-use assets under ground leases of $35,050.
(3) Reflects proportionate cash and restricted cash of $149,194 as well as pro-rata cash and restricted cash of non-consolidated entities of $6,301.
PRO-RATA NET DEBT TO ASSETS

(in thousands of U.S. dollars, except percentages)	June 30, 2023

Pro-rata debt of consolidated entities	$2,825,740

Canadian multi-family rental properties	17,582
Canadian residential developments(2)	159,568
Pro-rata debt of non-consolidated entities	177,150

Pro-rata debt, total	$3,002,890
Pro-rata net debt, total(1)	$2,847,395

Pro-rata net debt to assets	36.2%
(1) Reflects proportionate cash and restricted cash of $149,194 as well as pro-rata cash and restricted cash of non-consolidated entities of $6,301.
(2) Excludes lease obligations under ground leases of $35,050.

RECONCILIATION OF PRO-RATA DEBT AND ASSETS OF NON-CONSOLIDATED ENTITIES TO CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars)	June 30, 2023

Equity-accounted investments in Canadian multi-family rental properties
Tricon's pro-rata share of assets	$39,955
Tricon's pro-rata share of debt	(17,582)
Tricon's pro-rata share of working capital and other	(951)
Equity-accounted investments in Canadian multi-family rental properties	21,422

Equity-accounted investments in multi-family rental properties	$21,422

Equity-accounted investments in Canadian residential developments
Tricon's pro-rata share of assets(1)	$291,335
Tricon's pro-rata share of debt(1)	(159,568)
Tricon's pro-rata share of working capital and other	(15,715)
Equity-accounted investments in Canadian residential developments	$116,052
(1) Excludes right-of-use assets and lease obligations under ground leases of $35,050.
PRO-RATA NET DEBT TO ADJUSTED EBITDAre

(in thousands of U.S. dollars)	June 30, 2023

Pro-rata debt of consolidated entities, excluding facilities related to non-income generating assets(1)	$2,460,811

Canadian multi-family rental properties debt	17,582
Pro-rata debt of non-consolidated entities (stabilized properties)	17,582

Pro-rata debt (stabilized properties), total	$2,478,393
Pro-rata net debt (stabilized properties), total(2)	$2,361,344

Adjusted EBITDAre (annualized)(3)	$283,316
Pro-rata net debt to Adjusted EBITDAre (annualized)	8.3x

(1) Excludes $38,886 of development debt directly related to the consolidated Canadian development portfolio and $326,043 of subscription and warehouse facilities related to acquisitions of vacant single-family homes, which do not fully contribute to Adjusted EBITDAre.

(2) Reflects proportionate cash and restricted cash (excluding cash held at development entities and excess cash held at single-family rental joint venture entities) of $116,773 as well as pro-rata cash and restricted cash of non-consolidated entities for stabilized properties of $276.

(3) Adjusted EBITDAre is a non-IFRS measure. Refer to the "Glossary and Defined Terms" section for definition and the Reconciliation of net income to Adjusted EBITDAre table above.

Glossary and Defined Terms

The non-IFRS financial measures, non-IFRS ratios, and KPI supplementary financial measures discussed throughout this press release for each of the Company’s business segments are calculated based on Tricon's proportionate share of each portfolio or business and are defined and discussed below and in Section 6 of the MD&A, which definitions and discussion are incorporated herein by reference. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance; however, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. See Appendix A for a reconciliation to IFRS financial measures where applicable.

Adjusted EBITDAre is a metric that management believes to be helpful in evaluating the Company’s operating performance across and within the real estate industry. Further, management considers it to be a more accurate reflection of the Company’s leverage ratio, especially as it adjusts for and negates non-recurring and non-cash items. The Company’s definition of EBITDAre reflects all adjustments that are specified by the National Association of Real Estate Investment Trusts (“NAREIT”). In addition to the adjustments prescribed by NAREIT, Tricon excludes fair value gains that arise as a result of reporting under IFRS.

EBITDAre represents net income from continuing operations, excluding the impact of interest expense, income tax expense, amortization and depreciation expense, fair value changes on rental properties, fair value changes on derivative financial instruments and adjustments to reflect the entity’s share of EBITDAre of unconsolidated entities. Adjusted EBITDAre is a normalized figure and is defined as EBITDAre before stock-based compensation, unrealized and realized foreign exchange gains and losses, transaction costs and other non-recurring items, and reflects only Tricon’s share of results from consolidated entities (by removing non-controlling interests’ and limited partners’ share of reconciling items).

The Company also discloses its Net Debt to Adjusted EBITDAre ratio to assist investors in accounting for the Company’s unconsolidated joint ventures and equity-accounted investments, in both debt and Adjusted EBITDAre, by calculating pro-rata leverage on a look-through basis (excluding debt directly related to the Canadian development portfolio as well as warehouse and subscription facilities related to acquisitions of vacant single-family homes, which do not fully contribute to Adjusted EBITDAre).

Cost to maintain is defined as the annualized repairs and maintenance expense, turnover expense net of applicable resident recoveries and recurring capital expenditures per home in service. The metric provides insight into the costs needed to maintain a property's current condition and is indicative of a portfolio's operational efficiency.

Pro-rata net assets represents the Company's proportionate share of total consolidated assets as well as assets of non-consolidated entities on a look-through basis (which are shown as equity-accounted investments on its proportionate balance sheet), less its cash and restricted cash.

Pro-rata net debt represents the Company's total current and long-term debt per its consolidated financial statements, less its cash and restricted cash (excluding debt directly related to the Canadian development portfolio as well as warehouse and subscription facilities related to acquisitions of vacant single-family homes, which do not fully contribute to Adjusted EBITDAre).

_________________________
1 Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.

Contacts

For further information:

Wissam Francis
EVP & Chief Financial Officer
Email: IR@triconresidential.com

Wojtek Nowak
Managing Director, Capital Markets